Exhibit 12

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Nine months Ended September 30, 2007 (unaudited)
Net income	$27,899
Fixed charges:
Accounting and Tax fees	43
Trustee fees	97
Administrative and consulting fees	446
Total fixed charges	586
Earnings before fixed charges	$28,485
Fixed charges, as above	586
Ratio of earnings to fixed charges	48.61
Preferred securities dividend	19,345
Fixed charges including preferred securities dividends	$19,931
Ratio of earnings to fixed charges and preferred securities dividend	1.43